April 25, 2007

Ms. April Sifford

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	BJ Services Company

Form 10-K for the Fiscal Year Ended September 30, 2006, Filed December 7, 2006

File No. 1-10570

Dear Ms. Sifford:

On behalf of BJ Services Company, this letter responds to comments on the above referenced filing, as detailed in the Staff's letter dated April 2, 2007.

Based on the nature of the Staff's comments, the Company respectfully proposes to incorporate the following revised disclosures into its next Form 10-Q for the quarter ended March 31, 2007 and/or its Form 10-K for the year ending September 30, 2007, as applicable, pending satisfactory resolution of the Staff's comments.

Form 10-K for the fiscal year ended September 30, 2006

COMMENT:

Note 1. Business and Basis of Presentation

Intangibles assets, page 52

1.	Revise to disclose the reporting units used in your goodwill testing and how you determined the appropriate reporting units under the guidance of SFAS No. 142.

RESPONSE:

We propose to revise the disclosure of our Summary of Significant Accounting Policies for Intangible assets in our future Form 10-K filings as follows (revisions in bold text):

“Intangible assets: Goodwill represents the excess of cost over the fair value of the net assets of companies acquired in purchase transactions. We account for goodwill in accordance with Statement of Financial Accounting Standards (“SFAS”) 142, Goodwill and Other Intangible Assets, which requires goodwill to be reviewed by reporting unit for possible impairment on an annual basis, or if circumstances indicate that an impairment may exist. In determining our reporting units we considered the way we manage our operations and the nature and similarity of those operations. We also considered the extent to which our operations share resources (assets, personnel and technology). Our reporting units are: U.S./Mexico Pressure Pumping, International Pressure Pumping, Canada Pressure Pumping, Production Chemicals, Casing and Tubular Services, Process and Pipeline Services, Completion Tools and Completion Fluids. We performed our annual evaluation as of September 30 and concluded that an impairment adjustment was not necessary to our goodwill balance at September 30, 2006 and 2005, respectively. Other intangible assets primarily consist of technology based intangible assets and are being amortized on a straight-line basis ranging from 5 to 20 years, with the weighted average amortization period being 17.7 years. We utilize undiscounted estimated cash flows to evaluate any possible impairment of intangible assets. If such cash flows are less than the net carrying value of the intangible assets, we would record an impairment loss equal to the difference in discounted estimated cash flows and the net carrying value. The discount rate utilized is based on market factors at the time the loss is determined.”

We also noted that incorrect terminology was used in Note 11, Intangible Assets. We propose to revise our future Form 10-K filings as follows (revisions in bold text):

“The changes in the carrying amount of goodwill by reportable segment for the year ended September 30, 2006, are as follows (in thousands):”

The following is from our internal memorandum documenting our goodwill reporting units:

Reporting Unit

As stated in paragraph 30 of SFAS No. 142, “a reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.”

In Topic D-101, the EITF states that “determining whether a component of an operating segment is a reporting unit is a matter of judgment based on an entity’s individual facts and circumstances.” As noted in the basis for conclusions of SFAS No. 142, “The Board's intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated” (paragraph B102). “That approach reflects the Board's belief that the information an entity reports for internal use will reflect the way the overall entity is managed” (paragraph B103). As noted in SFAS No. 142, paragraph B102, “the Board concluded that the Statement [SFAS No. 142] should permit some flexibility in the level at which goodwill is tested for impairment and that it should allow the level to differ as appropriate from entity to entity and industry to industry.” We evaluate our goodwill for impairment at the level in which we manage our business and how management has integrated acquisitions into the business. Our segment managers (listed below) regularly review actual results and plan/forecasts with the Chief Operating Decision Maker (“CODM”), which we have defined as our executive management team. Historically, acquisitions have been integrated into our Company according to our existing service lines (Production Chemicals, Casing and Tubular, Process and Pipeline, Completion Tools, Completion Fluids and Pressure Pumping) and goodwill was allocated accordingly. In cases where we have acquired a new service line, we create a new reporting unit. For example, in 2002 the Company acquired OSCA, Inc., which business consisted of pressure pumping, completion tools and completion fluids. As a result, we created two new reporting units, Completion Tools and Completion Fluids, for which goodwill was allocated since these were new services to our Company.

As a result, we have defined the following as our reporting units:

Segment Manager	Reporting Unit	Rationale
President – Chemical Services	Production Chemicals	Represents an operating segment. Operating results are periodically reviewed on a geographic basis; however, the geographic view does not constitute a business as defined in EITF 98-3. Standard practices, intellectual property as well as the human resource decisions do not reside at the geographic level and therefore do not constitute a business. Therefore, no component exists below this level. Based on this, the operating segment represents the reporting unit.

Division Manager– Tubular Services	Casing and Tubular Services	The fact pattern described above for Production Chemicals also applies to this business.

Division Manager – Process and Pipeline Services	Process and Pipeline Services	The fact pattern described above for Production Chemicals also applies to this business.

VP Completion Tools Division	Completion Tools	The fact pattern described above for Production Chemicals also applies to this business.

VP Completion Fluids Division	Completion Fluids	The fact pattern described above for Production Chemicals also applies to this business.

VP and President – U.S./Mexico Division	U.S./Mexico Pressure Pumping	Represents a reportable segment with two operating segments. We have historically assessed this as one reporting unit since the U.S. represents approximately 98% of this business, they have the same segment manager, they share technology, equipment and personnel, and there has not been any goodwill associated with Mexico in past acquisitions. We therefore do not view the U.S. and Mexico as separate components.

VP and President – International Division	Canada Pressure Pumping	Represents a reportable segment with one operating segment. No components exist, as results are not reviewed by the segment manager at a lower level. Standard practices, intellectual property as well as the human resource decisions reside at this level only. Based on this, the operating segment equals the reportable segment, which is the reporting unit.

VP and President – International Division	International Pressure Pumping	Represents a reportable segment with five operating segments. See “International Pressure Pumping” discussion below.

No components exist below the reporting units listed above, except within International Pressure Pumping. Considering that International Pressure Pumping has five operating segments, we have included a detailed discussion below to support our rationale of testing goodwill for impairment at the International Pressure Pumping level.

International Pressure Pumping

Segment Manager

International Pressure Pumping is a grouping of geographic regions (collectively, “Regions”). With the exception of Russia, there is a manager at each Region who reports to the segment manager (VP and President – International Division):

•	Latin America Region

•	Europe/Africa Region

•	Middle East Region

•	Russia

•	Asia-Pacific Region

International Pressure Pumping has one segment manager, as defined in SFAS No. 131, the VP and President – International Division, who reports to the CEO and is part of the CODM. He reviews the annual and quarterly forecasts (“Plan”), as well as an analysis that compares preliminary actual results to the Plan (“TEMPO”) at the Region level as well as at the Country level on a monthly basis. The Segment Manager develops the long-range plan with the Region Managers, typically at the Region level. The Company prepares a long-range plan approximately every five years.

As noted in the basis for conclusions of SFAS No. 142, “The Board's intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated” (paragraph B102). Below is a description of how the International Pressure Pumping business is managed by the Segment Manager:

1.	Standard Practices – Standard operating practices (safety, environmental, training, maintenance, and job execution) are established at the Segment Manager level. Implementation and enforcement is controlled at a Region level by standard operating practices managers. Countries do not generally have these enforcement mechanisms within their operations.

2.	Strategies – Strategies are developed by the Segment Manager with Regional input and deployed at a Region level. Implementation of strategies requires allocation of resources (assets, location of key personnel and implementation of new technologies) which is determined by the Segment Manager.

3.	Marketing – Marketing is conducted on a local level to optimize revenue and profitability of assets that are assigned to that Country or Region. The broader scope of marketing strategies (incorporating expansion and distribution of our products and services) are developed by the Segment Manager and his dedicated team. This team discusses new technologies and available assets with our international customers. This team has developed a standard proposal to work from which they then tailor to meet the needs of these customers.

4.	Contracts – Contracts often commit the Company to provide assets, personnel and technology that are not always available at the discretion of Country and Region level management. Contract standards are set at the Company’s Corporate office and policy deviations must be approved by the Segment Manager or in some cases, the CEO. Commercial terms for contracts utilizing new equipment or movement of assets from one Region to another are approved by the Segment Manager. Region Managers approve the commercial terms for contracts utilizing equipment already in their Region.

5.	Assets – Our assets are mobile and frequently move between Countries and Regions. Idle assets are generally removed from Countries after completion of a contract by either physical transfer to another location or transfer to the balance sheet of a Region until the assets are assigned to a new contract (which may be in another Country or Region). Reassignment of these assets to another Region requires approval of the Segment Manager. In addition, all capital spending (new and rebuild) greater than two thousand dollars requires the approval of the Segment Manager.

6.	Personnel – The Segment Manager has a rotational program for key personnel who are identified by either Region managers, Human Resources or the Segment Manager. These personnel are frequently rotated from country to country and Region to Region to obtain a broad range of experience. These moves are initiated by and at the sole discretion of the Segment Manager.

7.	Technology and Logistics

•

Technology – Almost all of our technology for our world-wide pressure pumping is developed in our Corporate managed research facility in Tomball, Texas. This group is managed by the VP – Technology, who reports to the CEO and is directed by the VP and President – U.S./Mexico Division and the VP and President – International Division through a Technology Guidance Committee. Specific technology experts are located within each Region to serve our customers, but almost all of the development of technology is done in Tomball. The countries generally contain a level of technical support sufficient only to support day to day operational requirements.

•	Purchasing – We have centralized purchasing for much of our products and equipment spare parts.

•	Manufacturing – The design and assembly of our equipment world-wide is directed by our VP – Technology.

Although country results and plans are reviewed by the Segment Manager, the purpose of this review is to determine the appropriateness of assets, personnel and technology strategy deployment. Often the result of this review involves redeployment of assets, personnel and technology to other countries in order to refine an element of the Segment Manager’s overall strategic plan. As discussed above, because of the centralized inputs, processes and knowledge base required outside of our Countries, our pressure pumping Countries are not considered a business as defined by EITF 98-3.

Region Aggregation

In paragraph B111 “the Board reasoned that the benefits of goodwill would be shared by components of an operating segment that have similar economic characteristics and that requiring goodwill to be allocated among components with similar economic characteristics would be arbitrary and unnecessary for purposes of impairment testing.” In Topic D-101, the EITF further states “that assessment should be more qualitative than quantitative.” The Regions meet the economic characteristics described in paragraph 17 of SFAS No. 131 for aggregation into International Pressure Pumping for the purpose of testing goodwill impairment:

1.	Our Regions have similar economic characteristics taking into consideration not only the historical margins, but also the similarity of long-term future prospects. We also included qualitative considerations discussed previously.

2.	All of our Regions provide identical types of service (cementing and stimulation activities) with similar types of equipment and operating management expertise.

3.	The production processes are also similar for the Regions. The technology, equipment and process of cementing and stimulating a well are similar in each region. As stated earlier, the standards, protocols and conventions are actually set at the International Pressure Pumping level.

4.	The type of customer is similar. All Regions provide services to large, multi-national oil companies, as well as state, or nationally owned oil companies.

5.	As stated in item 2. above, the methods used to distribute products and perform services are similar in each Region.

6.	While the regulatory environment is not exactly similar in each Region, there are not any specific regulatory concerns unique to any Region.

In addition, the EITF, in Topic D-101, clarified that “the Board did not intend that every factor [in paragraph 17 of SFAS No. 131] must be met in order for two components to be considered economically similar.”

In evaluating economic characteristics, Topic D-101 also states that entities should also consider:

1.	“Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert.” While the Regions are not interdependent upon one another, the Regions do work in concert to recover goodwill. Resources (technology, personnel and equipment) are routinely shared between Regions at the direction of Segment Management enabling the recovery of goodwill.

2.	“The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms.” While sharing of pressure pumping resources does occur on a world-wide basis, sharing occurs more often within International Pressure Pumping. Each Region has transfer pricing mechanisms in place.

3.	“Whether the components support and benefit from common research and development projects.” Each Region does some level of research, and that knowledge is shared between the Regions. However, as stated earlier, almost all of the research and development activities are directed by the VP and President – U.S./Mexico Division and the VP and President – International Division through our Technology Guidance Committee, which is then managed by our VP – Technology at our research facility in Tomball, Texas.

In paragraph B111, “the Board reasoned that the benefits of goodwill would be shared by components of an operating segment that have similar economic characteristics and that requiring goodwill to be allocated among components with similar economic characteristics would be arbitrary and unnecessary for purposes of impairment testing.” Our international pressure pumping components provide identical types of services (cementing and stimulation), have similar economic characteristics and have similar production processes. While we have managers for each of our international pressure pumping Regions that manage day to day operations, the sharing of the resources (e.g. technology, people and equipment) is determined at the level of the Segment Manager (VP and President – International Division and the VP and President – U.S./Mexico Division), which is part of the CODM. While sharing of pressure pumping resources does occur on a world-wide basis, sharing occurs more often within each reportable segment (e.g. within International Pressure Pumping). Therefore, it would be arbitrary to assess goodwill at the Region level for pressure pumping.

Due to the sharing of technology, the mobility of the equipment and personnel, the most appropriate level to test goodwill for impairment is at the International Pressure Pumping level. To demonstrate the mobility of our equipment, we recently decided to relocate a pressure pumping vessel (along with personnel) from the North Sea to India where the market is more active. Early in BJ’s history, we acquired a company with stimulation (coiled tubing) technology, primarily in the North Sea. Our intent was to use our international footprint and expand this technology on a world-wide basis. We acquired the company knowing that the equipment and personnel were mobile. Therefore, we test goodwill for impairment at the level with which the goodwill is naturally associated.

Conclusion

As noted in the basis for conclusions of SFAS No. 142, “The Board's intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated” (paragraph B102). “That approach reflects the Board's belief that the information an entity reports for internal use will reflect the way the overall entity is managed” (paragraph B103). The level at which we test goodwill for impairment reflects this intent.

For the reasons stated above, the International Pressure Pumping is the most appropriate reporting unit under SFAS No. 142 for purposes of testing goodwill for impairment.

COMMENT:

Note 2. Summary of Significant Accounting Policies

Property, page 52

2.	We note that you recorded an impairment of $11.7 million during your fourth fiscal quarter of 2005. Please revise your disclosure to comply with paragraph 26 of SFAS No. 144.

RESPONSE:

We note your comment and propose to revise our future Form 10-K filings as follows (revisions in bold text):

“Property: Property is stated at cost less amounts provided for permanent impairments and includes capitalized interest of $2.0 million, $1.2 million, and $0.8 million for the years ended September 30, 2006, 2005 and 2004, respectively. Depreciation is generally provided using the straight-line method over the estimated useful lives of individual items. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease terms. The estimated useful lives are 10 to 30 years for buildings and leasehold improvements and range from 3 to 12 years for machinery and equipment. We make judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The determination of recoverability is made based upon estimated undiscounted future cash flows. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The amount of the impairment, if any, is the amount by which the net book value of the asset exceeds fair value. Fair value determination requires us to make long-term forecasts of future revenue and costs related to the assets subject to review. These forecasts require assumptions about demand for our products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Rig count has experienced double digit growth over the last three years. As such, substantially all of our equipment that can perform is currently working. In fiscal 2005, it was determined that certain equipment that was not able to operate and was maintained by Corporate personnel in our idle asset yard would be written down to the fair value of the usable major components. The fair value of these assets was based on market prices for similar assets. In fiscal 2005, we recorded an $11.7 million impairment during our fourth fiscal quarter of 2005, related to idle assets. This impairment is reflected in loss on long-lived assets in the Consolidated Statement of Operations and within Corporate in our segment footnote disclosure.”

COMMENT:

Note 8. Segment Information, page 61

3.	Tell us and disclose more specifically why it is appropriate to aggregate the five operating segments in Oilfield Services into one reportable segment, citing all of the aggregation criteria under paragraph 17 of SFAS No. 131. Also, tell us if the long-lived assets in any one country under your “other countries” geographic segments meets the 10% threshold for separate reporting.

RESPONSE:

We respectfully refer you to our correspondence filing to you dated April 1, 2004, comment number 23, in response to your letter to us on March 9, 2004 (regarding our Form 10-K, Filed December 17, 2003 and Form 10-Q, Filed February 13, 2004).

As requested in your letter to us dated April 19, 2004, we continue to monitor our operating segments for continuing significance. As a result of this monitoring, we separately disclosed our Canadian Pressure Pumping segment in our Form 10-K for the year ended September 30, 2006.

With respect to the Oilfield Services reporting segment, none of the five operating segments aggregated within the Oilfield Services reporting segment meets any of the quantitative thresholds described in paragraph 18 of SFAS 131. Individually none account for more than 7% of total revenue, 4% of total operating income, or 7% of total assets. Additionally, the pressure pumping reportable segments that we have identified aggregate to more than 75% of total consolidated revenue. As such, identification of additional segments is not required under SFAS 131. Rather than disclose these operations in an “all other” category with Corporate results as proscribed by paragraph 21 of SFAS No. 131, we have aggregated these operating segments and disclosed as one reportable segment. This provides more useful information to readers of the financial statements, as permitted in paragraph 18 of SFAS No. 131.

None of the long-lived assets in any one country under our “other countries” geographic segments meets the 10% threshold for separate reporting.

Based on the above, we meet the requirements of SFAS No. 131. We will continue to monitor our operating segments for significance.

COMMENT:

Note 13. Employee Stock Plans, page 79

4.	Tell us and disclose what specific differences you have noted in the exercise patterns of officers and non-officers, and why those differences affect your assumption in the expected life and volatility of your stock options grants. Further, tell us why it is appropriate to use your non-officer stock option assumptions for your director stock awards.

RESPONSE:

To estimate the expected life for our stock option grants, we analyzed the last 10 years of stock option history to identify exercise patterns. Our analysis considered SFAS 123(R), paragraph A30, which states that homogeneous groups must be aggregated when determining fair value. Our analysis segregated the population of stock options into the following groups: domestic/international, active/terminated, officer/non-officer. Based on our analysis, the only groups which exhibited differences in exercise patterns were the officer and non-officer group in which case officers held stock options before exercising for a longer period (5 years) than non-officers (3 years). As a result, we used a longer expected life for stock options granted to officers than those granted to non-officers. The volatility assumptions made were based on the historical volatility of our common stock over a period commensurate with the expected life discussed above.

We analyzed our director stock options exercise history and concluded that there were no significant differences in director exercise patterns and non-officer employee stock options. Therefore, it was appropriate to use the same assumptions used for non-officers employee stock options. The compensation expense for the directors was $1.3 million in fiscal 2006, which represents 0.1% of income before income taxes.

We propose to revise our future Form 10-K filings as follows (revisions in bold text):

“Expected life was determined based on exercise history for the last ten years. The exercise history showed that officers tend to hold options for a longer period before exercising than non-officers. On October 1, 2005, we began segregating the grants of options to officers and non-officers for fair value determination under SFAS 123(R) due to the historical difference in exercise patterns exhibited. Prior to the adoption of SFAS 123(R), we did not segregate grants into these groups. Beginning October 1, 2005, we calculated estimated volatility using historical daily price intervals to generate expected future volatility based on the appropriate expected lives of the options. Prior to October 1, 2005, we calculated volatility using historical daily, weekly and monthly price intervals to generate a reasonable range of expected future volatility and used a factor at the low end of the range in accordance with SFAS 123. The risk-free interest rate is based on observed U.S. Treasury rates appropriate for the expected lives of the options. The dividend yield is based on our history of dividend payouts.”

Form 10-Q for the period ended December 31, 2006

COMMENT:

Notes to the Unaudited Consolidated Condensed Financial Statements

5.	Please revise to comply with paragraph 45 of SFAS No. 142.

RESPONSE:

During the quarter ended December 31, 2006, our goodwill (in millions) changed as follows:

Balance as of September 30, 2006	$928,3
Additions	6.0
Other changes	(1.0)

Balance as of December 31, 2006	$933.3

The additions to goodwill including the disclosure of the reportable segment to which the goodwill related were disclosed in Note 4 of our Form 10-Q for the period ended December 31, 2006. We did not disclose the $1.0 million reduction in goodwill, which related the resolution of certain tax uncertainties relating to prior acquisitions and was accounted for in accordance with EITF 93-7 due to the immaterial impact on our consolidated financial statements.

Due to the immaterial nature of other intangible assets and related amortization had on our consolidated financial statements, we did not provide disclosures regarding our other intangible assets as required by paragraph 45 of SFAS No. 142. Other Intangibles, net of amortization, was $20.8 million as of December 31, 2006, which represents less than 1% of total assets. Other than goodwill, the Company does not have any intangibles that are not subject to amortization.

In addition to SFAS No. 142 stating that the provisions of this Statement need not be applied to immaterial items, the suggested disclosures in paragraph 45 of SFAS No. 142 were not needed to comply with the definition of material in Regulation S-X, Rule 1-02 (o). As such, we have complied with the requirements of paragraph 45 of SFAS No. 142. We will continue to monitor activity in these accounts and make appropriate disclosures, as needed.

As also requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us should you have any additional questions.

Sincerely,

/s/ Jeffrey E. Smith
Jeffrey E. Smith
Chief Financial Officer